Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
February 19, 2009	NYSE: SLW

SILVER WHEATON REPORTS 2008 FINANCIAL RESULTS

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) is pleased to announce its unaudited results for the fourth quarter and the year ended December 31, 2008.  Annual net earnings were US$17.3 million (US$0.07 per share), after giving effect to a US$65.1 million (US$0.28 per share) non-cash write-down of long term investments, and operating cash flows were US$111.1 million (US$0.48 per share).

2008 HIGHLIGHTS (12 Months)

-

Net earnings of US$17.3 million (US$0.07 per share) from the sale of 11.1 million ounces of silver, after recording a US$65.1 million (US$0.28 per share) non-cash write-down of long term investments, compared to US$91.9 million (US$0.41 per share) from the sale of 13.1 million ounces of silver in 2007.

-

Operating cash flows of US$111.1 million (US$0.48 per share), compared to US$119.3 million (US$0.54 per share) in 2007.

-

With four new silver stream agreements completed in 2008, and the world class Peñasquito project commencing production, annual silver sales are expected to increase to 15 to 17 million ounces in 2009 and to approximately 30 million ounces by 2013.

-

In February 2008, Goldcorp sold its entire 48% interest in Silver Wheaton, on a bought deal basis, for aggregate gross cash proceeds of C$1.6 billion.

-

In June 2008, an amending agreement was entered into with existing lenders to increase the revolving bank debt available by US$100 million to US$400 million.

-

In September 2008, an early exercise of the Company’s share purchase and series “A” publicly traded warrants was successfully completed.  The Company received gross cash proceeds in excess of C$120 million which were used to pay down outstanding bank debt.

-

Subsequent to year-end, gross proceeds of C$287.5 million were raised by way of a bought deal equity financing through the issuance of 35,937,500 common shares.  The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility, and are available to fund future acquisitions of silver interests.

FOURTH QUARTER HIGHLIGHTS (3 Months)

-

Net loss of US$54.2 million (US$0.22 per share) from the sale of 2.7 million ounces of silver, after recording a US$64.0 million (US$0.26 per share) non-cash write-down of long term investments, compared to US$24.9 million (US$0.11 per share) from the sale of 3.5 million ounces of silver in 2007.

Silver Wheaton is a trademark of Silver Wheaton Corp.

-

Operating cash flows of US$15.5 million (US$0.06 per share), compared to US$34.4 million (US$0.15 per share) in 2007.

-

In October 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire 25% of the silver produced from Alexco’s Keno Hill project located in the Yukon Territory, Canada, for the life of mine.  Silver Wheaton will make total upfront cash payments of US$50 million, of which US$15 million had been paid by December 31, 2008, with  a per ounce cash payment of the lesser of US$3.90 (subject to an inflationary adjustment) and the prevailing market price being due for silver delivered under the agreement.

“With the onset of the global economic crisis, the strength of Silver Wheaton’s business model has been clearly demonstrated,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “Despite a year of significant challenges, including less than anticipated silver deliveries from the Luismin mines in Mexico, we have continued to diversify our silver stream portfolio and have laid the groundwork for a significant increase in silver sales in 2009.  With annual silver sales from our existing assets expected to approach 30 million ounces by 2013, our organic growth profile is unrivaled.  In the last 6 months we have raised gross proceeds of more than US$340 million, to pay down our revolving credit facility in full and to give us the financial flexibility to pursue further accretive growth opportunities with low-cost mines in current production.”

2009 and Five Year Silver Sales Forecast

The Company estimates, based upon its current agreements, to have annual silver sales of 15 to 17 million ounces in 2009, increasing to approximately 30 million ounces by 2013.  Mine-by-mine actual 2008 silver sales and forecast 2009 silver sales are as follows:

	Silver Sales
Mine	2008 Actual (‘000 ozs)	2009 Forecast (‘000 ozs)
Luismin*	5,434	5,700 – 6,200
Yauliyacu	2,777	2,900 – 3,500
Zinkgruvan	1,563	1,800 – 2,100
Stratoni	947	1,600 – 1,700
Peñasquito - heap leach	288	800 – 1,000
- mill	-	600 – 700
Campo Morado, Mineral Park, La Negra	128	1,600 – 1,800
Total	11,137	15,000 – 17,000

* includes the San Dimas, Los Filos and San Martin mines

As several mines continue to ramp up production throughout 2009, silver sales are anticipated to be more heavily weighted towards the second half of the year.  Silver sales are forecast to be approximately 3 million ounces in the first quarter of 2009.

A conference call will be held Thursday, February 19, 2009 at 11:30 am (Pacific Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-888-280-8771

Dial from outside Canada or the US:

1-416-695-9761

Dial toll free from parts of Europe:

800-4222-8835

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-408-3053

Dial from outside Canada or the US:

1-416-695-5800

Pass code:

3281209#

Archived audio webcast:

www.silverwheaton.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Consolidated Statement of Operations (unaudited)

	Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	2008	2007	2006
Silver sales	$166,719	$175,434	$158,541

Cost of sales	43,890	51,059	52,772
Depreciation and amortization	19,491	21,705	16,538
	63,381	72,764	69,310
Earnings from operations	103,338	102,670	89,231

Expenses and other income
General and administrative (1)	16,448	9,700	5,700
Project evaluation	866	360	211
Interest expense	116	-	-
Interest income	(320)	(1,508)	(3,221)
Debt issue costs	601	-	717
Loss on mark-to-market of long-term investments held	65,066	1,839	-
Other	396	395	604
	83,173	10,786	4,011

Earnings before tax	20,165	91,884	85,220
Future income tax expense (2)	2,913	22	-
Net earnings	$17,252	$91,862	$85,220

1) Stock based compensation (a non-cash item) included in General and administrative	$5,530	$2,735	$1,768
2) A non-cash item

Basic earnings per share	$0.07	$0.41	$0.40
Diluted earnings per share	$0.07	$0.37	$0.37
Weighted average number of shares outstanding
- basic	232,855	221,909	210,538
- diluted	249,244	246,728	232,566

Consolidated Balance Sheets (unaudited)

	December 31	December 31
(US dollars and shares in thousands)	2008	2007
Assets
Current
Cash and cash equivalents	$7,110	$9,965
Accounts receivable	772	1,428
Other	816	303
	8,698	11,696

Long-term investments	21,840	119,409
Silver interests	1,238,368	1,075,023
Other	1,740	2,346
	$1,270,646	$1,208,474
Liabilities
Current
Accounts payable	$1,396	$1,021
Accrued liabilities	3,425	5,362
Current portion of bank debt	28,560	28,560
	33,381	34,943

Bank debt	349,240	391,300
	382,621	426,243
Shareholders' Equity
Common shares, share purchase options, restricted share units and warrants	662,115	540,061

Retained earnings	225,910	208,658
Accumulated other comprehensive income	-	33,512
	225,910	242,170
	888,025	782,231
	$1,270,646	$1,208,474

Consolidated Statement of Cash Flows (unaudited)

	Years Ended December 31
(US dollars in thousands)	2008	2007	2006
Operating Activities
Net earnings	$17,252	$91,862	$85,220
Items not affecting cash
Depreciation and amortization	19,491	21,705	16,538
Stock based compensation	5,530	2,735	1,768
Loss on mark-to-market of long term investments held	65,066	1,839	-
Debt issue costs	-	-	950
Future income tax expense	2,913	22	-
Other	398	125	(221)

Change in non-cash operating working capital	492	973	467
Cash generated by operating activities	111,142	119,261	104,722

Financing Activities
Bank debt drawn down	198,500	446,000	125,000
Bank debt repaid	(240,560)	(26,140)	(125,000)
Promissory note repaid	-	(20,000)	-
Debt issue costs	-	-	(1,124)
Shares issued	-	-	175,150
Share issue costs	(1,939)	-	(7,793)
Warrants exercised	115,796	293	280
Share purchase options exercised	2,667	7,347	7,018
Cash generated by financing activities	74,464	407,500	173,531

Investing Activities
Purchase of long-term investments	(3,921)	(17,003)	(50,813)
Silver interests	(184,532)	(557,940)	(285,408)
Deferred project evaluation	(9)	(1,253)	-
Other	(418)	(828)	-
Cash applied to investing activities	(188,880)	(577,024)	(336,221)
Effect of exchange rate changes on cash and cash equivalents	419	234	221
(Decrease) increase in cash and cash equivalents	(2,855)	(50,029)	(57,747)
Cash and cash equivalents, beginning of year	9,965	59,994	117,741
Cash and cash equivalents, end of year	$7,110	$9,965	$59,994

Results of Operations (unaudited)

	Three Months Ended December 31, 2008
			Average realized	Total cash		Cash flow
			silver price	cost	Net earnings	from
	Silver sales		(US$'s per	(US$'s per	(loss)	operations
	(US$000's)	Ounces (000’s)	ounce)	ounce)(1)	(US$000's)	(US$000's)

Luismin	$13,265	1,312	$10.11	$4.02	$7,442	$7,989
Zinkgruvan	2,953	303	9.75	3.96	1,277	1,524
Yauliyacu	6,288	602	10.45	3.90	1,848	3,940
Stratoni	3,550	262	13.55	3.90	1,562	2,267
Peñasquito	1,960	190	10.32	3.90	760	1,220
La Negra	709	69	10.28	3.90	(71)	160
Corporate	-	-			(67,011)	(1,654)
	$28,725	2,738	$10.49	$3.97	($54,193)	$15,446

	Three Months Ended December 31, 2007
			Average realized silver price	Total cash cost	Net earnings	Cash flow from
	Silver sales		(US$'s per	(US$'s per	(loss)	operations
	(US$000's)	Ounces (000’s)	ounce)	ounce)(1)	(US$000's)	(US$000's)

Luismin	$23,787	1,682	$14.14	$3.95	$16,486	$17,147
Zinkgruvan	7,721	540	14.30	3.92	4,725	5,290
Yauliyacu	13,082	919	14.24	3.90	6,150	9,499
Stratoni	5,650	402	14.05	3.90	2,478	3,999
Corporate	-	-			(4,953)	(1,521)
	$50,240	3,543	$14.18	$3.93	$24,886	$34,414

	Year Ended December 31, 2008
			Average realized	Total cash		Cash flow
			silver price	cost	Net earnings	from
	Silver sales		(US$'s per	(US$'s per	(loss)	operations
	(US$000's)	Ounces (000’s)	ounce)	ounce)(1)	(US$000's)	(US$000's)

Luismin	$81,293	5,434	$14.96	$3.97	$57,464	$59,735
Zinkgruvan	23,476	1,563	15.02	3.96	14,840	17,773
Yauliyacu	42,634	2,777	15.35	3.90	22,159	31,806
Stratoni	14,418	947	15.22	3.90	7,233	10,345
Peñasquito	3,411	288	11.84	3.90	1,591	2,287
La Negra	1,487	128	11.62	3.90	51	988
Corporate	-	-			(86,086)	(11,792)
	$166,719	11,137	$14.97	$3.94	$17,252	$111,142

	Year Ended December 31, 2007
			Average realized silver price	Total cash cost	Net earnings	Cash flow from
	Silver sales		(US$'s per	(US$'s per	(loss)	operations
	(US$000's)	Ounces (000’s)	ounce)	ounce)(1)	(US$000's)	(US$000's)

Luismin	$92,284	6,913	$13.35	$3.91	$62,532	$65,782
Zinkgruvan	25,315	1,845	13.72	3.90	15,109	17,991
Yauliyacu	46,055	3,442	13.38	3.90	20,088	32,632
Stratoni	11,780	868	13.57	3.90	4,941	8,337
Corporate	-	-			(10,808)	(5,481)
	$175,434	13,068	$13.42	$3.91	$91,862	$119,261

Note 1. Silver Wheaton has included, throughout this document, a non-GAAP performance measure, total cash costs of silver on a sales basis.  This non-GAAP measure does not have any standardized meaning prescribed by GAAP, nor is it necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  During the year ended December 31, 2008, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.94 per ounce of silver (2007 – $3.91 per ounce).

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com